April 15, 2016

Russell Mancuso

Branch Chief

Office of Electronics and Machinery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Atkore International Group Inc.

Registration Statement on Form S-1

Filed March 4, 2016

File No. 333-209940

Dear Mr. Mancuso:

This letter sets forth the responses of Atkore International Group Inc. (the “Registrant”) to the comments contained in your letter, dated March 31, 2016, relating to the Registration Statement on Form S-1, File No. 333-209940, filed by the Registrant on March 4, 2016 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Registrant are set forth in plain text immediately following each comment.

The Registrant is submitting, via EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Enclosed with the paper copy of this letter are four copies of a clean version of Amendment No. 1, as well as four copies of a blacklined version of Amendment No. 1, marked to show changes from the Registration Statement filed on March 4, 2016. Page references in the responses below are to Amendment No. 1.

Market and Industry Data, page ii

1. Please tell us whether you commissioned any of the third-party data that you disclose in your registration statement.

The Registrant advises the Staff that no data disclosed in the Registration Statement as having been prepared by a third party have been commissioned by the Registrant.

Russell Mancuso	2	April 15, 2016

Prospectus Summary, page 1

2. We refer to the charts on pages 1 and 75, as well as other disclosures of adjusted net sales appearing in your prospectus summary and repeated in the business section of your document. Please revise the disclosures to present and discuss net sales determined according to GAAP with equal or greater prominence. Refer to Item 10(e)(1)(i) of Regulation S-K.

In response to the Staff’s comment, the Registrant has revised and provided additional disclosure on pages 1, 3, 80 and 82.

3. In the bullet points on page 2 of the prospectus summary and on page 76 of the business section of your document you present statistical measures of compound annual growth of adjusted EBITDA and expansion of EBITDA margin. Tell us why it is appropriate to present these statistical measures absent also presenting comparable statistical measures calculated using GAAP numerators and denominators with equal or greater prominence.

In response to the Staff’s comment, the Registrant has provided additional disclosure on pages 2, 6, 80 and 85.

4. We refer to the chart on page 3 of the prospectus summary and on page 78 of the business section of your document. We see that you have presented measures of segment adjusted EBITDA and adjusted EBITDA margin for the twelve months ended December 31, 2015. Tell us how your disclosure of these measures is appropriate under Item 10(e) of Regulation S-K or revise appropriately. In this regard, it is unclear how the measures of segment adjusted EBITDA can be reconciled to the ASC 280 information presented in your financial statements or the income statement you elected to present for the twelve months ended December 31, 2015.

In response to the Staff’s comment, the Registrant has provided additional disclosure on pages 3, 16, 82, F-42 and F-66. The Registrant further advises the Staff that it has provided a reconciliation of Adjusted EBITDA by segment for the twelve months ended December 31, 2015 on page 16, derived from the ASC 280 information for the three month periods ended December 25, 2015 and December 26, 2014, respectively disclosed on pages F-66, and for the fiscal year ended September 25, 2015 disclosed on page F-42.

The Registrant’s Chief Operating Decision Maker uses Adjusted EBITDA as the segment primary measure of profit and loss, as permitted by ASC 280, which allows a company to determine segment profitability on a basis that differs from the amounts in the consolidated financial statements determined in accordance with GAAP. As clarified by Non-GAAP Financial Measures Compliance and Disclosure Interpretation 104.01, segment information that is presented in conformity with ASC 280 is not considered to be a non-GAAP financial measure under Item 10(e) of Regulation S-K.

Russell Mancuso	3	April 15, 2016

The Registrant presents segment Adjusted EBITDA margin calculated as segment Adjusted EBITDA as a percentage of Adjusted net sales. In order to comply with Item 10(e) of Regulation S-K, the Registrant has provided additional disclosure on pages 3 and 82 to also present, with equal or greater prominence, the most directly comparable financial measure calculated and presented in accordance with GAAP, which is Adjusted EBITDA margin calculated as segment Adjusted EBITDA as a percentage of net sales (such term is calculable from two GAAP terms, and, consistent with Item 10(e)(4)(ii) of Regulation S-K, is not a non-GAAP measure).

5. We refer to the disclosure of the cash flow conversion percentage, appearing under the heading “Strong margin and cash flow profile” on pages 6 and 81 of your document. We note that this statistical measure is derived in part from adjusted EBITDA, a non-GAAP measure. Tell us why it is appropriate to present this statistical measure absent also presenting a comparable statistical measure calculated using amounts that are not non-GAAP measures. Also, tell us how disclosure about this ratio is complete under Item 10(e) of Regulation S-K.

In response to the Staff’s comment, the Registrant has removed the reference to cash flow conversion on pages 6 and 85.

Our Sponsor, page 8

6. We note your disclosure highlighting $21 billion in 65 businesses and more than $100 billion. Please tell us whether all of these businesses became “more profitable” during the period of your sponsor’s investment, whether those business and transactions generated any losses for investors, and whether your sponsor controlled each business. Also tell us the criteria you used to determine which investments to highlight in the last sentence of the first paragraph of this section; include in your response whether any unnamed investments also satisfy those criteria.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 8. The Registrant also notes that the investments by Clayton, Dubilier & Rice, LLC (“CD&R”) highlighted in the last sentence of the first paragraph of this section represent all equity investments by CD&R in the industrial and construction markets in the last decade.

Selected Historical Consolidated Financial Information, page 44

7. We see that you have elected to present an income statement for the twelve months ended December 31, 2015. Please add comparative disclosures for the twelve months ended December 31, 2014. Also, expand MD&A to discuss the twelve month periods ended December 31. Refer to Item 303(b)(2) of Regulation S-K.

In response to the Staff’s comment, the Registrant has provided additional disclosure starting on page 53.

Russell Mancuso	4	April 15, 2016

Management’s Discussion and Analysis, page 48

8. We note your reference on page 1 to providing services. Please tell us the extent of your business derived from these services.

The Registrant advises the Staff that it provides specialty contracting services under its Unistrut Construction brand name to design, construct and install turn-key framing solutions that address complex construction needs of its customers. In fiscal 2015, sales derived from services performed by Unistrut Construction were approximately $39 million. The Registrant considers these services to be ancillary in nature and immaterial to its business.

Business Factors Influencing Results of Operations, page 48

9. If the Flexhead Industries acquisition that you disclose in the second paragraph on page 50 is part of your Fence and Sprinkler product line that you exited in 2015, please revise your disclosure to clarify.

The Registrant advises the Staff that FlexHead Industries was not part of the Registrant’s Fence and Sprinkler product line that the Registrant exited in the first quarter of fiscal 2016.

Industry Trends, page 49

10. Please tell us the portion of your business derived from the solar power generation industry. Also tell us whether more current growth-rate data materially differs from the disclosed rate.

The Registrant advises the Staff that the Registrant’s total sales derived from the solar power generation industry are difficult to quantify since such sales are made through a variety of sources, including through third-party distributors. In fiscal 2015, the Registrant’s sales of its mechanical tube products to solar original equipment manufacturers were approximately $66 million, or 4.3% and 3.8%, of the Registrant’s adjusted net sales and net sales, respectively. Further, in response to the Staff’s comment, the Registrant has removed the U.S. Energy Information Administration’s forecasted solar photovoltaic power generation compound annual growth rate from page 49.

Net Sales, page 53

11. Please disclose the reasons for the decrease in volume of products sold mentioned in this paragraph, the first paragraph on page 55, and the last full paragraph on page 56.

In response to the Staff’s comment, the Registrant has provided additional disclosure on pages 57, 58 and 60.

Russell Mancuso	5	April 15, 2016

Cost of Sales, page 53

12. Please separately and clearly discuss (1) the extent of the impact of material costs and (2) the extent of the impact of volume changes on your cost of sales.

In response to the Staff’s comment, the Registrant has provided additional disclosure on page 57.

Asset Impairment, page 57

13. Please disclose the reasons for the decrease in sales of the higher-margin product to the key customer.

In response to the Staff’s comment, the Registrant has provided additional disclosure on page 61.

Critical Accounting Policies and Use of Estimates, page 65

Revenue Recognition, page 65

14. We reference the disclosure that you make provisions for sales incentives, trade promotions, product returns, and discounts based on estimates using historical experience and trend analysis. Please provide additional disclosure about the nature of each of the incentives and promotions provided to customers and specific trends that you use in estimating provisions.

The Registrant advises the Staff that it does not have significant sales incentives and trade promotions other than customer rebates, which are based on sales volumes. In response to the Staff’s comment, the Registrant has revised the revenue recognition critical accounting policy on page 70 to refer to customer rebates, product returns and discounts only, and to disclose further information regarding the nature of its rebates and the information used in estimating provisions for product returns and discounts.

Stock-Based Compensation, page 68

15. Please tell us the estimated IPO price range once you have that information. To the extent there is a significant difference between the estimated grant-date fair value of your common shares during the past twelve months and the estimated IPO price range, please discuss for us each significant factor contributing to the difference.

The Registrant acknowledges the Staff’s comment and will disclose the estimated IPO price range once such information is available.

Russell Mancuso	6	April 15, 2016

Contractual Obligations, page 72

16. Please revise to disclose in a footnote to the contractual obligations table the nature of the purchase commitments.

In response to the Staff’s comment, the Registrant has provided additional disclosure on page 77.

Our Reportable Segments, page 76

17. Please tell us whether each of the markets and applications mentioned in the last sentence of the second and fifth paragraphs of this section contribute equally to your business. If not, please tell us the criteria you used to determine which markets and applications to identify. Also tell us whether other markets or applications contribute to your business to the same or a greater extent.

The Registrant advises the Staff that each of the end markets and applications mentioned in the last sentence of the second and fifth paragraphs of the Registration Statement does not contribute equally to its business. Rather, these end markets and applications are not material to the business and represent end markets and applications for only a subset of the Registrant’s products. As a result, the Registrant has revised the disclosure on page 81 to remove references to these end markets and applications.

18. Please tell us whether wither [sic] your metal framing business or your mechanical tubular products business accounted for 10 percent or more of your consolidated revenue in any of the last three fiscal years. See Regulation S-K item 101(c)(1)(i). In this regard, please tell us how these businesses are consistent with the business mentioned in the last column of the table on page 91.

The Registrant advises the Staff that each of its metal framing and mechanical tubular products accounted for more than 10 percent of the Registrant’s consolidated revenue in each of its last three fiscal years. In response to the Staff’s comment, the Registrant has provided additional disclosure on page 89.

The Registrant further advises the Staff that the product categories listed on pages 88 and 89 do not represent businesses, rather, they are product lines. Mr. Waltz, Vice President and President, Conduit & Fittings, is responsible for the management of the first three product categories listed in the chart on page 88, Mr. Lariviere, Vice President and President, Cable Solutions, is responsible for the management of the next two product categories listed on pages 88 and 89, and Mr. Schulte, Vice President and President, Mechanical Products & Solutions, is responsible for the last five product categories listed on page 89.

Intellectual Property, page 87

19. We note your reference to patents relating to “a range” of your products. If not all of your material products include patented technology, please revise to clarify the scope of your products that include such technology.

In response to the Staff’s comment, the Registrant has revised its disclosure on page 92 to remove the reference to the number of current and pending patents, since as noted on page 92, the Registrant does not believe its competitive position is dependent on patent or trademark protection or that its operations are dependent on any single patent or group of related patents.

Russell Mancuso	7	April 15, 2016

20. Please reconcile the last sentence of the first full risk factor on page 25 with your disclosure in this last paragraph of this section.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 92.

Legal Proceedings, page 90

21. It appears that you have selected one of the lawsuits mentioned in the second paragraph to name and to identify the court in which the proceedings were instituted and the date instituted. Please tell us how you selected which matter to so disclose, and provide us your analysis of how disclosing only one such matter is consistent with Regulation S-K Item 103. Also, disclose the relief sought in the proceedings.

The Registrant advises the Staff that it is not currently party to any legal proceeding that would require disclosure under Regulation S-K Item 103. Nonetheless, the Registrant has elected to voluntarily disclose the Wind Condominium Association, Inc., et al putative class action given the broad and undefined nature of the relief sought and the potential size of the alleged class. In response to the Staff’s comment, the Registrant has expanded its disclosure on page 94 to discuss the relief sought in such proceeding.

Executive and Director Compensation, page 98

Base Salary, page 101

22. Please clarify how your executives’ base salaries for fiscal year 2015 compared to the disclosed 50th percentile benchmark.

In response to the Staff’s comment, the Registrant has provided additional disclosure on page 105.

Annual Incentive Plan Compensation, page 101

23. Please clarify how the numbers in the “Actual” column on page 102 resulted in the percentages in the table on page 103.

In response to the Staff’s comment, the Registrant has provided additional disclosure on page 107.

Russell Mancuso	8	April 15, 2016

Summary Compensation Table, page 106

24. Please tell us how your Summary Compensation Table reflects the fiscal 2014 modification mentioned on page F-61. See Instructions 1 and 2 to Regulation S-K Item 402(c)(2)(v) and (vi).

In response to the Staff’s comment, the Registrant has provided additional disclosure on page 110.

Outstanding Equity Awards at 2015 Fiscal Year-End, page 108

25. Please provide the exercise price and expiration date columns in the table required by Regulation S-K Item 402(f).

In response to the Staff’s comment, the Registrant has provided additional disclosure on page 112.

Principal and Selling Stockholders, page 114

26. Please disclose the natural persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held in the name of the entity identified in the table.

In response to the Staff’s comment, the Registrant has provided additional disclosure on page 124.

Certain Relationships and Related Party Transactions, page 116

27. Please tell us the nature and extent of any claims made under the indemnification provisions mentioned in this section.

The Registrant advises the Staff that since fiscal 2011, the Registrant has been named in, or Tyco International S.à r.l. (the “Tyco Seller”) has submitted indemnification claims to the Registrant with respect to, approximately 50 product liability claims relating to the alleged incompatibility of anti-microbial coated sprinkler pipe (“ABF”) with chlorinated polyvinyl chloride pipe. Costs related to claims existing as of the date of the Investment Agreement are not subject to the $13 million Special Products Deductible disclosed on page 126 and since fiscal 2011 the Registrant has made total payments of approximately $8 million with respect to such claims, all of which were made to third parties. Costs relating to claims not existing as of the date of the Investment Agreement are subject to the Special Products Deductible and the Registrant estimates that since fiscal 2011 it has made total payments of approximately $2 million with respect to such claims, all of which were made to third parties. As disclosed on page 94, approximately a dozen ABF claims are under investigation or are in litigation, but such claims are not considered material at this time given their uncertain nature and the fact that the amount of possible loss is not estimable.

Russell Mancuso	9	April 15, 2016

Transactions with Other Related Parties, page 119

28. Please clarify the extent of the disclosed equity positions. Also, please (1) tell us why the sales ended after 2014, and (2) provide us your analysis of why this section need not describe the Tyco and affiliate sales mentioned in the first table on page F-19.

In response to the Staff’s comment, the Registrant has provided additional disclosure on page 128.

Description of Certain Indebtedness, page 128

29. We note your disclosure regarding default upon a change of control. Please tell us whether this offering will cause such a change in control or whether your majority stockholder could cause a default by the sale of its securities.

The Registrant advises the Staff that this offering will not cause a change of control under Atkore International, Inc.’s ABL Credit Facility, First Lien Credit Facility or Second Lien Credit Facility. Each of the credit agreements governing these facilities contains change of control provisions that include, in relevant part, what is referred to as a double trigger provision. Under the double trigger provision, a change of control occurs if each of the following occurs: (i) the “Permitted Holders” (i.e., the Registrant’s majority stockholder, who is the only selling stockholder in this offering) beneficially own less than 35% of the Registrant’s voting stock and (ii) any other group or person beneficially owns more than 35% of the Registrant’s voting stock. The Registrant has been advised by its majority stockholder that it does not intend to sell an amount of stock in this offering that would exceed the threshold amounts in either clause of the double trigger provision and therefore result in a change of control.

ABL Credit Facility, page 128

30. Please clarify why the availability under the facility differs from the borrowing base as mentioned in the fifth paragraph of this section, given your disclosure on page 63 regarding no borrowings against the facility. Ensure that your revised disclosure clarifies how the availability is determined.

In response to the Staff’s comment, the Registrant has provided additional disclosure on page 137 and 68.

Commissions and Expenses, page 139

31. Please clarify the nature of the expenses that the underwriters will reimburse you. Quantify the magnitude of the reimbursement.

In response to the Staff’s comment, the Registrant has revised its disclosure on page 149 to describe the nature and provide the amount, once known, of certain expenses of the offering to be reimbursed by the underwriters.

Russell Mancuso	10	April 15, 2016

The Registrant advises the Staff that such reimbursement is for financial consulting services in connection with this offering provided by an independent financial adviser, Solebury Capital LLC, (“Solebury”), a member of the Financial Industry Regulatory Authority (“FINRA”). The Registrant has engaged Solebury to provide certain financial consulting services (which do not include underwriting services) in connection with the offering, including advice with respect to selection of underwriters for this offering, deal structuring, fee and economics recommendations, distribution strategy recommendations and preparation of presentation materials. Solebury has no contact with investors pursuant to this engagement and will not underwrite or purchase any of the Registrant’s common stock in this offering. Pursuant to FINRA Rule 5110 “Corporate Financing – Underwriting Terms and Arrangements,” as revised and approved by the U.S. Securities and Exchange Commission in 2014, the Registrant’s engagement of Solebury as an “independent financial adviser” does not require disclosure as Solebury is “neither engaged in, nor affiliated with any entity that is engaged in, the solicitation or distribution of the offering.”

Relationships, page 142

32. We note that you provide one example of your relationships with the underwriters. Please provide more specific information regarding all relationships required to be disclosed by Regulation S-K Item 508(a), identifying each applicable underwriter.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 151.

Atkore International Group Inc. Consolidated Financial Statements for the Fiscal Year Ended September 25, 2015

Note 15. Restructuring Charges and Asset Impairments, page F-37

33. Please tell us why you do not present the Fence and Sprinkler product lines as discontinued operations under ASC 205-20. We note that you announced the plans to exit the operations in August 2015 and you did not adopt ASU No. 2014-08 until the first quarter of fiscal year 2016.

The Registrant advises the Staff that it does not present the Fence and Sprinkler product lines as discontinued operations under ASC 205-20, as it had not disposed of the assets related to such product lines as of September 25, 2015. Since the Registrant is disposing of the assets related to Fence and Sprinkler product lines through abandonment and it continued to use those assets after September 25, 2015, these assets did not meet the definition of “disposed assets” under ASC 360-10-35-47 prior to the Registrant’s fiscal year-end.

Russell Mancuso	11	April 15, 2016

Note 18. Segment Information, page F-65

34. Tell us why you believe it is appropriate to present corporate adjusted EBITDA and total adjusted EBITDA, including corporate, in the notes to your financial statements. In that regard, we note that Corporate is not identified as a reportable segment. Refer to ASC 280-10-50-30b and Compliance and Disclosure Interpretation 104.4.

The Registrant advises the Staff that as Corporate is not a reportable segment, the Registrant has revised the disclosure on pages F-42 and F-66 to exclude Corporate Adjusted EBITDA and other financial information from its presentation of operating segment financial information. As revised, the table presents Adjusted EBITDA for the Registrant’s two operating segments as Adjusted EBITDA is the primary measure of profit and loss utilized by the Registrant’s Chief Operating Decision Maker.

In response to the Staff’s comment, the Registrant has also revised the disclosure on pages F-43 and F-66 to provide a reconciliation of Adjusted EBITDA for the Registrant’s two operating segments to the Registrant’s consolidated income (loss) from continuing operations before income taxes in accordance with ASC 280-10-50-30b.

35. On pages 84 and 85 you disclose various product categories within your two reportable segments. Please describe to us your consideration of the product line disclosure from ASC 280-10-50-40.

In response to the Staff’s comment, the Registrant has provided additional disclosure on page F-43 in accordance with ASC 280-10-50-40.

Exhibit Index, page E-1

36. We note your statement that representations and warranties have been made solely for the benefit of the other parties to applicable agreements. Please revise to remove any potential implication that the referenced agreements do not constitute public disclosure under the federal securities laws.

In response to the Staff’s comment, the Registrant has revised the disclosure on page E-1.

37. We note your statement that representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. Please be advised that, notwithstanding this inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the registration statement not misleading.

The Registrant acknowledges the Staff’s comment.

Russell Mancuso	12	April 15, 2016

* * * * *

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6478.

Very truly yours,

/s/ Paul M. Rodel Paul M. Rodel

cc:	Laurie Abbott

Kristin Lockhead

Gary Todd

U.S. Securities and Exchange Commission

Daniel S. Kelly, Esq.

Atkore International Group Inc.

Enclosures